SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                         For the month of November 2003

                       FUTUREMEDIA PUBLIC LIMITED COMPANY
                 -----------------------------------------------
                 (Translation of registrant's name into English)

               Nile House, Nile Street, Brighton BN1 1HW, England
               --------------------------------------------------
                    (Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F  X   Form 40-F
                                    ---            ---

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

NOTE: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

NOTE: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                Yes     No  X
                                   ---    ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Exhibit 1 Cautionary Statement for the Purposes of the "Safe Harbor" Provisions of the Private Securities Litigation Reform Act of 1995.

Exhibit 2 November 14, 2003 Press Release Announcing that Futuremedia Recruits 15 New Members of Staff.





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


SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



FUTUREMEDIA PLC, an English public
limited company




By: /s/ Mats Johansson
    -----------------------
    Mats Johansson
    Chief Executive Officer



Date:  18 November 2003






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


                                    EXHIBIT 1





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


  CAUTIONARY STATEMENT FOR THE PURPOSES OF THE "SAFE HARBOR" PROVISIONS OF THE
               PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995.


Certain statements in this filing constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements include, without limitation, discussions concerning the Company's strategic direction and new product introductions and developments. These forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results or performance of the Company to differ materially from results or performance expressed or implied in such forward looking statements. Such factors include, without limitation, the early stage of the Internet and intranet learning and communications market, the management of growth, the ability of the company to develop and successfully market new products, rapid technological change and competition, as well as other factors detailed from time to time in the Company's filings with the Securities and Exchange Commission. The forward-looking statements contained herein speak only as of the date of this filing. The Company expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any such statement to reflect any change in its expectations or any change in events, conditions or circumstance on which any such statement is based.



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


                                    EXHIBIT 2





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


PRESS RELEASE

FUTUREMEDIA RECRUITS 15 NEW MEMBERS OF STAFF

BRIGHTON, ENGLAND--Nov 14, 2003 -- E-Learning solutions provider Futuremedia Plc (NasdaqSC:FMDAY) today announced that it has recruited 10 new members of staff, and will be recruiting an additional 5, with skills ranging from graphical design, account management, multimedia development and project coordination. The additional employees are needed after winning a number of contracts from existing and new customers.

"We're experiencing strong growth from existing clients as well as from our acquisition of IQdos, as they have brought several projects with them," explains Mats Johansson, Futuremedia's CEO. "Our current teams have shown a great deal of motivation and commitment to elevate the company to this level and we need extra permanent staff to ensure our customers' needs are met. We anticipate that the cost of the new recruits will in future quarters be more than offset by the projected increase in revenue attributable to their activities."

To support the Company's growing Learning For All business following the completion of the Royal Mail contract announced last week, the Company has also recruited Stuart Pembery and Natalie Gwilt to lead Learning for All(TM) projects with customers.

Stuart and Natalie, who already have joined the Company, both bring significant experience of how to successfully sell and implement similar programmes for different clients.

Stuart, previously with Qick Plc, has during the last three years specialised in the provision of Home Computing Initiative schemes. He conceived and led projects to deliver a completely managed home computing service, including an innovative in-home installation programme and all the back office systems required to manage a high-volume customer led business.

Natalie was a Sales Manager with Dell Computers for eight years until 2001. During her last three years there she specialised in developing, winning, and implementing employee PC schemes. During that time Natalie was responsible for winning a number of large new customers for Dell's Tax Benefit Scheme. "The completeness of Futuremedia's offering has convinced me to join the Company," she stated.

About Futuremedia

Futuremedia Plc (est. 1983) is a Solutions Provider in the growing e-learning market with 20 years experience in the interactive media field supplying products and services to industrial and commercial business sectors and government, mainly in the UK and Continental Europe.

The Company has a proven track record in providing knowledge and training via Solstra, its proprietary Learning Management System which in its largest application has a capacity for 240,000 users.

Futuremedia's customers include BT, BUPA, Channel Four, Daimler Chrysler, GSK, Hilton International, IDEA, Royal Mail and Syngenta. Training content from partners Centra Software, NETg, Skillsoft and SmartForce is supplied and supported.

Futuremedia can be found on the Web at www.futuremedia.co.uk.



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


"Safe Harbor" Statement under Section 21E of the Securities Exchange Act of
1934:

This press release contains forward-looking statements related to future results and speaks only of the Company's expectations as of the date hereof. Such statements include discussions concerning Company's future financial performance and the future performance of the Company's products. Such statements involve known and unknown risks and uncertainties that may cause actual results to differ materially from expectations. The risks and uncertainties include the early stage of the Internet and intranet learning and communications market, the management of growth, the ability of the Company to develop and successfully market new products, rapid technological change and competition, and other factors detailed in the Company's filings with the US Securities and Exchange Commission. The Company expressly disclaims any obligation to release publicly any updates or revisions to any such statement to reflect any change in expectations or in information on which any such statement is based. All product names and trademarks mentioned herein are trademarks of Futuremedia or their respective owners.

Contact:

     For further information:

     Media:
     Kay Phelps
     Tel:  +44(0)1932-761 889
     e-mail: kay.phelps@theprdepartment.net

     Investor Relations:
     Mats Johansson
     Tel:  +44(0)1273-829700
     e-mail: ir@futuremedia.co.uk









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